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                               September 7, 2022

       Lawrence Molloy
       Chief Financial Officer
       Sprouts Farmers Market, Inc.
       5455 East High Street Suite 111
       Phoenix AZ 85054

                                                        Re: Sprouts Farmers
Market, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 2, 2022
                                                            Filed February 24,
2022
                                                            Form 10-Q for
Quarterly Period Ended July 3, 2022
                                                            Filed August 3,
2022
                                                            File No. 001-36029

       Dear Mr. Molloy:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for Quarterly Period Ended July 3, 2022

       Item 2. Management's Discussion and Analysis
       Results of Operations, page 25

   1. To the extent inflation impacted your period over period results, please revise to describe and quantify, to the
extent practicable, the specific impacts and offsetting factors. In this regard, we note from
your Q1 2022 and Q2 2022 earnings calls, discussions pertaining to declining units per
basket and increased pricing due to inflation. Additionally, when discussing your
financial condition and changes in working capital, please explain any material changes due to
inflationary impacts, such as rising costs per unit. Refer to Item
                                                        303(c) of Regulation
S-K.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Lawrence Molloy
Sprouts Farmers Market, Inc.
September 7, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Patrick Kuhn at (202) 551-3308 or Abe Friedman at (202)
551-
8298 with any questions.



FirstName LastNameLawrence Molloy                         Sincerely,
Comapany NameSprouts Farmers Market, Inc.
                                                          Division of
Corporation Finance
September 7, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName